June 28, 2005

Dear Fellow Class B Preferred Shareholders,

         I am the President and owner of Jensen Development Company and the owner and Managing Member of C.S. Finance L.L.C. These companies, with my assistance, are offering you $3.00 per share for your Croff Preferred B stock. You obviously know me better as the President and Chairman of Croff Enterprises, Inc., your Company. I am writing you this letter to let you know that the Offer to Purchase and the Letter of Transmittal that you previously received, along with my letter to you of June 15, 2005, have been modified and amended. All of the reasons that I previously stated in my letter to you as to why we are making the tender offer still apply.

         One of the changes to the Offer to Purchase is that I have been added as one of Offerors, although Jensen Development Company and C.S. Finance, L.L.C. are still the entities who would be purchasing your Preferred B shares. I have been added as an Offeror because I wholly own the two offering entities and because I have made certain financing available to those entities for the purchase of the tendered shares. There have also been significant changes made to the conditions of the offer, as shown in Section 5 of the amended Offer to Purchase. There are many other changes that were made throughout the amended Schedule TO, Offer to Purchase and Letter of Transmittal.

         If you have already tendered your shares and decide, after reading the amended filings, that you wish to withdraw your tender of your shares, you may do so according to the procedures set forth in the amended Offer to Purchase, prior to the expiration of the offering period. Otherwise, you will be paid for your tendered shares shortly after the expiration of the Offer.

         We would urge you to complete the amended letter of transmittal and tender your Preferred B shares to take advantage of this opportunity.

Very Truly Yours,

Jensen Development Company

By:_______________________

Gerald L. Jensen, President